21001733

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-70141

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Vest LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Lexington Avenue
(No. and Street)

New York (City) New York (State) 10174 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy G. Murphy 212-895-3863
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wagner & Zwerman LLP
(Name – *if individual, state last, first, middle name*)

201 Old Country Road, Ste 202 (Address) Melville (City) New York (State) 11747 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy G. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Vest LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

IAN H. HUMMEL
Notary Public - State of New York
No.02HU6265992
Qualified in New York County
My Commission Expires July 23, 20 24

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M VEST LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

M VEST LLC

TABLE OF CONTENTS

DECEMBER 31, 2020

FINANCIAL STATEMENTS

	PAGE
Report of Independent Registered Public Accounting Firm	1-2
Statement of Financial Condition - as of December 31, 2020	3
Notes to Financial Statements	4-6

WAGNER & ZWERMAN LLP
Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA
John Antinore, CPA
Kelly J. Schmidt, CPA

201 Old Country Road, Ste 202
Melville, NY 11747
Phone: 631-777-1000 Fax: 631-777-1008
E-mail: staff@wzcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
M Vest LLC
New York, NY

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M Vest LLC as of December 31, 2020 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of M Vest LLC as of December 31, 2020 conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Notes 1 and 6 to the financial statements, the Company is in its early stages of operations and has not generated any revenue. Its operations have been supported solely by capital infusions from its members. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of M Vest LLC's management. Our responsibility is to express an opinion on M Vest LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to M Vest LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
We have served as M Vest LLC's auditor since 2019.
Melville, NY
February 25, 2021

M VEST LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	163,961
Prepaid expenses		26,237
Total assets	$	190,198

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable, accrued expenses, and other liabilities	$	28,622
		28,622
Members' equity		161,576
Total liabilities and members' equity	$	190,198

The accompanying notes are an integral part of these financial statements.

M VEST LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

M Vest LLC ("the Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was created on May 4, 2018, registered with the SEC on January 8, 2019 and began business on that date. The Company will perform investment banking related activities. The Company will act as a placement agent in the distribution of equity securities to the public on reliance of Section 506(c) of Regulation D of the Securities Act.

The Company is a New York Limited Liability Company owned 92% by Maxim Partners LLC and 8% by MJR Holdings, Inc. Maxim Partners LLC is owned by MJR Holdings LLC and individual minority interests. The members of MJR Holdings LLC and the Class A members of Maxim Partners LLC make up the executive management of the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of the major accounting policies is presented to assist the reader in evaluating the financial statements and other data contained herein.

BASIS OF ACCOUNTING

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

M VEST LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

INCOME TAXES

The Company was formed under the laws of New York as a Limited Liability Company. In lieu of Company income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements. The Company is obligated to pay New York City Unincorporated Business Tax on its net income allocable to New York City, and other miscellaneous taxes to various states.

Accounting principles generally accepted in the United States requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if it has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company's tax returns for the year ended December 31, 2018, which was its initial return, remains open to examination generally for a period of three years after filing.

SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred through February 25, 2021, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

NOTE 3: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020 the Company's net capital of $135,339, calculated pursuant to Rule 15c3-1, was in excess of its minimum required net capital of $5,000 by $130,339.

M VEST LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 4: RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with Maxim Group LLC, a related entity due to common ownership. Expenses shared include employee services, office space, legal services and other administrative expenses incurred in the normal course of business. This arrangement is pursuant to a written agreement between the parties. Balances due to Maxim Group LLC were $25,066 as of December 31, 2020 and are included in accounts payable, accrued expenses and other liabilities in the statement of financial position.

NOTE 5: RISKS AND UNCERTAINTIES

The Company maintains cash balances with high quality financial institutions and may periodically exceed federally insured limits. The Company has not experienced any losses related to these balances. All accounts are subject to federal insurance limits of $250,000 per depositor at each financial institution. Total cash on deposit has not exceeded federally insured limits at December 31, 2020.

In December 2019, a novel strain of coronavirus ("COVID-19") was reported in Wuhan, China and subsequently spread throughout the world. The World Health Organization has declared the outbreak a "Public Health Emergency of International Concern". Significant restrictions were placed on many businesses. At this point the extent to which COVID-19 may impact the Company's financial condition or results of operations in 2021 is uncertain. The extent of the impact of COVID-19 will depend on certain developments, including the duration and containment of the outbreak, effectiveness and availability of vaccines, all of which are uncertain and cannot be predicted.

NOTE 6: GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern for a reasonable period of time. Although the Company has generated no revenue to date, the members of the Company have the ability to fund the Company's operating cash needs for the near term. However, there can be no guarantee that the members will continue to do so in the future, and changes in economic circumstances and overall business strategy could cause the members to cease the Company's operations.